Emilio Ragosa
Partner
609.919.6633
eragosa@MorganLewis.com

June 17, 2010

VIA EDGAR AND FEDEX

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Room 4561
Attention: Jeffrey Riedler, Assistant Director

Re:	Senesco Technologies, Inc.
Registration Statement on Form S-3
Filed April 23, 2010
File No. 333-166277 (the “Registration Statement”)

Dear Mr. Riedler:

This letter is submitted on behalf of Senesco Technologies, Inc. (“Senesco” or the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing, as set forth in your letter dated June 9, 2010 (the “Comment Letter”). The numbered paragraphs set forth below restate the numbered paragraphs in the Comment Letter, and the discussion set out below each paragraph is the Company’s response to the Staff’s comments.  For your reference, the Company is filing Amendment No. 1 (the “Amendment”) to the Registration Statement simultaneously with this letter, and a marked copy of the Amendment has also been sent to the Staff.

Form S-3

Total Potential Profit from Other Securities

1.
We note your response to comment three and reissue the Comment in part. We note, in particular, that the market price per share as indicated in your proposed tabular disclosure is inconsistent with the actual closing price of your common shares on the dates indicated. Please revise the information provided under the heading “Total Potential Profit from Other Securities” to reflect the closing price of your underlying shares on the date of the sale of the securities. Note that the revisions should also be reflected in your calculation of the combined market price of the total number of underlying shares and the total possible discount to the market price as of the date of the sale of the security.

Princeton    Philadelphia    Washington    New York    Los Angeles    San Francisco    Miami    Pittsburgh    Chicago    Minneapolis
Palo Alto    Dallas    Houston    Harrisburg    Irvine    Boston    London    Paris    Brussels    Frankfurt    Beijing    Tokyo

United States Securities and Exchange Commission
June 17, 2010

Response: Thank you for your comment.  The Company will revise the information provided under the heading “Total Potential Profit from Other Securities” to address the Commission’s comment.  Accordingly, the Company proposes to include the following table in the Amendment.

The following table shows the total potential profit that a selling stockholder may realize at the closing price of our common stock at the time of sale of other securities of Senesco which are held by the selling stockholder which were acquired by such selling stockholder in transactions other than the current offering.

Selling Shareholder	Date of Issuance	Market Price Per Share (1)	Exercise Price (2)	Number of Shares Issued Upon Conversion or Exercise (3)	Total Market Price of Securities (4)	Total Conversion Price of Shares Issued Upon Conversion or Exercise (5)	Total Discount (Premium) to Market (6)
Michael Berry	10/10/2006	$1.07	$1.18	22,075	$23,620	$26,049	$(2,429)

Dhananjaya Dvivedi	10/10/2006	$1.07	$1.18	110,376	$118,102	$130,244	$(12,142)

Iroquois Master Trust Ltd.	10/10/2006	$1.07	$1.18	66,225	$70,861	$78,146	$(7,285)

Partlet Holdings Limited	7/09/2009	$0.72	$0.60	2,055,556	$1,480,000	$1,233,333	$246,667

Michael Berry	1/03/2005	$3.50	$7.00	10,000	$35,000	$70,000	$(35,000)
__________

(1)	Represents the closing price per share of the underlying securities on the day immediately preceding the issuance.

United States Securities and Exchange Commission
June 17, 2010

(2)	Represents the conversion/exercise price per share as of the date of the sale of such other security.

(3)	Represents the total possible shares to be received assuming complete conversion/exercise.

(4)
Represents the combined market price of the total number of underlying shares.  Such price was calculated by multiplying the market price per share on the date of the sale of that other security by the total possible shares to be received.

(5)
Represents the total possible shares to be received and the combined conversion price of the total number of shares underlying such other security.  Such price was calculated by multiplying the conversion price on the date of the sale of that other security and the total possible number of underlying shares.

(6)
Represents the total possible loss/discount to the market price as of the date of the sale of that other security.  Such price was calculated by subtracting the total conversion/exercise price on the date of the sale of such other security from the combined market price of the total number of underlying shares on that date.

2.
We note that your response to comment five under the heading “Prior Transactions between the Issuer and the Selling Shareholders” includes prior transactions with Wm. Michael Phippen on January 15, 2004 and Iroquois Master Fund Ltd. on May 9, 2005. Please revise your tabular disclosure under the heading “Total Potential Profit from Other Securities” to include the requested information for both of these prior transactions with selling shareholders.

Response: Thank you for your comment.  As of the date hereof, the Company did not include certain transactions listed in the table under the heading “Total Potential Profit from Other Securities” which were also included in the table under the heading “Prior Transactions between the Issuer and the Selling Shareholders” because the securities which were issued to Wm. Michael Phippen on January 15, 2004 and Iroquois Master Fund Ltd. on May 9, 2005 are no longer held by Mr. Phippen and Iroquois Master Fund Ltd.

Comparison of Issuer Proceeds to Potential Investor Profit

3.
We note your response to comment four and reissue the comment in part. Please revise your calculation of the combined total possible profit to be realized by the issuer, the percentage of profit, and the average percentage of profit to reflect the actual market price of the shares underlying securities as of the date of the sale of the securities.

Response: Thank you for your comment.  The Company will revise the table under the heading “Comparison of Issuer Proceeds to Potential Investor Profit” to address the Commission’s comment.  Accordingly, the Company proposes to include the following tables in the Amendment.

United States Securities and Exchange Commission
June 17, 2010

The following table shows a comparison of the proceeds to us as a result of the current offering as well as the potential future proceeds to us as a result of the exercise of securities currently held by the selling stockholders, which such securities were acquired by the selling stockholders in the current or prior offerings.

Gross Proceeds to the Company	Potential Payments by the Company (1)	Net Proceeds to the Company	Stock Price on the date of Issuance	Potential Profit to the Selling Stockholders (2)	Percentage of Profit (3)	Average Percentage of Profit (4)
$21,937,235	$3,089,100	$18,848,135	$0.42	$7,612,672	35%	7%
__________

(1)	Represents all payments that have been made or that may be required to be made by the issuer to the selling stockholders or affiliates of the selling stockholders.

(2)
Represents the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the preferred stock, warrants and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholder.

(3)
Represents the total amount of all possible payments and the total possible discount to the market price of the shares underlying the preferred stock and warrants divided by the net proceeds to the issuer from the sale of the preferred stock and warrants.

(4)	Represents the amount of that percentage set forth in (3) averaged over the term of the preferred stock and warrants.

Prior Transactions between the Issuer and the Selling Shareholders

4.
We note your response to comment five and reissue the comment. In particular, we note that your tabular disclosure of prior transactions with the selling shareholders does not reflect the issuance of securities to Michael Berry on January 3, 2005 as disclosed in your table entitled “Total Potential Profit from Other Securities”.  Please revise your table to include the requested information for this transaction.

Response: Thank you for your comment.  The Company will add the transaction to the table under the heading “Prior Transactions between the Issuer and the Selling Shareholders.” Accordingly, the Company proposes to include the following tables in the Amendment.

United States Securities and Exchange Commission
June 17, 2010

The following tables disclosure prior securities transactions between us and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

Selling Shareholder	Date of Transaction	Total Number of Shares Outstanding Prior to the Transaction (1)	Total Number of Shares held by Non-Affiliates of the Company Prior to the Transaction (2)	Total Number of Shares Issued and Issuable to the Selling Stockholder in the Transaction (3)	Shares as a Percentage of Non-Affiliates (4)	Market Price Per Share Immediately Prior to the Transaction (5)	Current Market Price Per Share (6)
Wm. Michael Phippen	1/15/2004	12,027,179	8,942,708	94,937	1.06%	$3.31	$0.51

Iroquois Master Fund Ltd.	5/9/2005	13,871,737	9,027,574	426,540	4.72%	$2.46	$0.51

Dhananjaya Dvivedi	10/10/2006	15,487,388	12,235,125	331,128	2,71%	$1.07	$0.51

Iroquois Master Fund Ltd.	10/10/2006	15,487,388	12,235,125	198,675	1.62%	$1.07	$0.51

Michael Berry	10/10/2006	15,487,388	12,235,125	66,225	0.54%	$1.07	$0.51
	01/03/2005	13,809,750	8,965,587	10,000	0.11%	$3.50	$0.51

Partlet Holdings Limited	7/09/2009	19,812,043	13,808,793	3,166,667	22.93%	$0.72	$0.51
__________

(1)	Represents the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction.

(2)
Represents the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders. This calculation excludes any shares held by the Selling Security Holder in the denominator.

(3)	Represents the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction.

United States Securities and Exchange Commission
June 17, 2010

(4)
Represents the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction.

(5)	Represents the market price per share of the class of securities subject to the transaction immediately prior to the transaction.

(6)	Represents the current market price per share of the class of securities on June 14, 2010.

The Method by which the Number of Registered Shares was Determined

5.
We note your response to comment nine and reissue the comment in part. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

Response: Thank you for your comment.  The method by which we determined the number of shares to register was as follows. We are registering 65,435,938 shares pursuant to this registration statement, which includes all of the shares of common stock issuable underlying securities issued in our private placement that closed on March 25, 2010 to purchasers who are not our affiliates.  Specifically, such amount includes 32,178,125 shares of common stock which are issuable to non-affiliates upon conversion of the preferred stock as well as 32,178,125 shares of common stock issuable upon exercise of the warrants to non-affiliates and 1,079,688 shares of common stock issuable upon the exercise of the warrants to placement agents.  Such amount does not include any dividends which may be paid in shares of common stock to holders of the preferred stock at our discretion.

*  *  *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
June 17, 2010

We hope this letter is responsive to the Commission’s comments.  If you have any questions regarding the foregoing responses or otherwise, please do not hesitate to call me at (609) 919-6633.

Sincerely,

/s/ Emilio Ragosa
Emilio Ragosa

ER/cmf